FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Details of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 20, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Finalizes Details of Stock Options

Tokyo, November 20, 2018 — Nomura Holdings, Inc. (the “Company”) today announced that it has finalized the number and the exercise price of stock acquisition rights to be issued as stock acquisition rights and the number of grantees based on a resolution at its Executive Management Board held on October 30, 2018, as outlined below.

Stock Acquisition Rights No. 85
1. Total Number of Stock Acquisition Rights to be Issued	25,565
2. Grantees	Total of 1,204 employees of subsidiaries of the Company
3. Shares of Common Stock Under Stock Acquisition Rights	2,556,500 shares
4. Value of Assets Financed upon the Exercise of the Stock Acquisition Rights

57,300 yen per Stock Acquisition Right

573 yen per share

(Equal to the product of (i) the average of the daily closing prices of the common stock of the Company in regular transactions at the Tokyo Stock Exchange during October 2018 (excluding dates on which no trade is made) and (ii) 1.05 (any fraction of less than one (1) yen resulting from the calculation shall be rounded up to the nearest yen))

5. Total Value of Common Stock to be Granted (issue of new stocks or transfer of treasury stocks) Upon Exercise of Stock Acquisition Rights (issue of new shares or transfer of treasury shares)	1,464,874,500 yen

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/